UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

AÉROPOSTALE, INC.

(Exact name of registrant as specified in its charter)
Delaware	001-31314	31-1443880
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
112 West 34th Street, 22nd floor New York, NY		10120
(Address of principal executive offices)		(Zip Code)
Marc Schuback (646) 485-5410
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available on the Investor Relations portion of our website at www.aeropostale.com.

Section 2 – Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AÉROPOSTALE, INC.

/s/ Marc D. Miller	June 2, 2014
Marc D. Miller	(Date)
Executive Vice President and Chief Financial Officer